EXHIBIT 21.1

AMERICAN TIRE DISTRIBUTORS, INC.

Chart of Subsidiaries

Company	State of Incorporation
American Tire Distributors, Inc.	Delaware
The Speed Merchant, Inc.	California
T.O. Haas Holding Co.	Nebraska
T.O. Haas Tire Company	Nebraska
Texas Market Tire Holdings I, Inc.	Texas
Texas Market Tire, Inc.	Texas
Target Tire, Inc.	North Carolina